UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

TRANSLATION FROM SPANISH

MINUTES No. 467: In the City of Buenos Aires, November 10, 2021, at 11:00 hs, in observance of the Social, Preventive and Mandatory Distancing regime (Distanciamiento Social, Preventivo y Obligatorio) provided for by Emergency Decree No. 455/2021 (Decreto de Necesidad y Urgencia, DNU), and its successive extensions and supplementary regulations, in view of CNV General Resolution No. 830/2020, which enabled the holding of remote Board meetings during the state of health emergency and limitation of free circulation, even for those companies that did not provide for it in their bylaws, as in the case of the Company, are meeting through the Microsoft Teams system, which allows the simultaneous transmission of sound, images and words during the entire meeting of the members of the Board of Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE SOCIEDAD ANÓNIMA ("Edenor" or the "Company"). Mr. Neil A. Bleasdale, Ricardo Nicolas Mallo Huergo, Eduardo M. Vila, Esteban G. Macek, Edgardo A. Volosin, Federico C. Zin, Mariano Cruz Lucero, Benjamín A. Navarro, Juan Santiago Fraschina, Federico Bernal, Hernán Ferrera, Maximiliano Ramírez, and Mr. Carlos Cvitanich, Javier Errecondo and Jorge R. Pardo, representing the Supervisory Committee. Dr. Maria Jose Van Morlegan, Director of Legal and Regulatory Affairs, Accountant German Federico Ranftl Moreno as Director of Finance and Control are also connected, Federico Mendez, Manager of Planning and Management Control and Leonardo Viglione, partner of the firm Price Waterhouse & Co. S.R.L. ("PwC"), external auditor of the Company. The Meeting was chaired by the Board´s Chairman, Mr. Nei A. Bleasdale, who welcomes those present and expresses that, since there is a quorum to hold a valid meeting, the Board of Directors meeting is called to order and the FIRST ITEM on the Agenda is considered: (…)

The Chairman then submits the SECOND ITEM of the Agenda for consideration: 2) Consideration and approval, if applicable, of the Interim Financial Statements as of September 30, 2021. The Chairman informs that this item of the Agenda corresponds to consider the Financial Statements and other documentation corresponding to the period of nine and three months ended September 30, 2021, documentation that was previously distributed to the participants together with the call to this meeting. By virtue of this, he proposes to omit the reading of said documentation, which is unanimously approved by those present, submitting for consideration of the Directors the Condensed Interim Financial Statements as of September 30, 2021 and for the nine and three months ended September 30, 2021 and presented on a comparative basis, which include the Condensed Interim Statement of Financial Position, Condensed Interim Statement of Comprehensive Income, Condensed Interim Statement of Changes in Equity, Condensed Interim Statement of Cash Flows, notes, Additional Information required by Art. 12 (CNV), Informative Summary, information required by the BYMA Regulations, Review Report on Interim Condensed Condensed Financial Statements of the Certifying Accountant and Report of the Supervisory Committee, all corresponding to the period ended September 30, 2021, and motions to approve all the documents submitted for consideration. Putting the motion to vote, Mr. Maximiliano Ramírez, Director, requests the floor and states that the term "slight" used in note 1 of the Financial Statements to refer to the recovery of the economic activity is inconsistent. After discussing, the Board of Directors unanimously RESOLVED TO: (i) Approve all the documents submitted to their consideration under that item of the Agenda; (ii) Note the reports attached to the approved condensed interim financial statements; (iii) authorize either the Chairman to sign the Financial Statements corresponding to the period ended September 30, 2021; (iv) To take note of what was indicated by Mr. Maximiliano Ramírez, with the consideration of the observation for the approval of future Financial Statements. [...] […] There being no further business to discuss, Mr. Carlos Cvitanich takes the floor and states that the meeting has been conducted in accordance with the applicable legal regulations. At 11:52 hs, the meeting concluded.

Undersigning Attendees: Neil A. Bleasdale, R. Nicolas Mallo Huergo, Eduardo M. Vila, Esteban G. Macek, Edgardo Volosin, Federico Zin, Mariano Cruz Lucero, Benjamín Navarro, Santiago Fraschina, Federico Bernal, Hernán Ferrera, Maximiliano Ramírez, Carlos Cvitanich, Jorge Roberto Pardo, y Javier Errecondo.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: November 11, 2021